06006334

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street 17th Floor
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray (713) 965-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street Suite 2700 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN R. ROGERS NOTARY PUBLIC STATE OF COLORADO

Charles Murray
Signature

PRESIDENT, DCS
Title

My Commission Expires 01/09/2008

Dawn R. Rogers
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Index to Financial Statements and Supplementary Schedule

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2005, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
February 1, 2006

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	2,409,473
Accounts receivable – related parties		1,508,896
Property and equipment, net of accumulated depreciation of $12,520		20,656
Other assets		15,391
Total assets	$	3,954,416

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	224,850
Accrued commissions and bonuses – related parties		1,689,130
Accrued commissions		1,040,022
Total liabilities		2,954,002
Member's equity		1,000,414
Commitments and contingencies		
Total liabilities and member's equity	$	3,954,416

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Income and Member's Equity

Year ended December 31, 2005

Revenue:		
Commissions – related parties	$	42,442,326
Dealer manager fees – related parties		15,105,990
Marketing fees – related party		554,896
Interest income		27,591
Total revenue		58,130,803
Expenses:		
Commissions		42,384,006
Commissions – related parties		9,788,911
General and administrative		2,696,089
Interest expense		38,011
Total expenses		54,907,017
Net income		3,223,786
Member's equity, beginning of year		1,064,128
Capital distributions		(3,287,500)
Member's equity, end of year	$	1,000,414

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	3,223,786
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,959
Increase in accounts receivable – related parties		(649,612)
Decrease in other assets		72,568
Increase in accounts payable		192,379
Increase in accrued commissions and accrued commissions and bonuses – related parties		499,912
Decrease in accrued interest – related party		(55,988)
Net cash provided by operating activities		3,289,004
Cash flows from investing activities:		
Purchase of property and equipment		(3,523)
Net cash used in investing activities		(3,523)
Cash flows from financing activities:		
Capital distributions to member		(3,287,500)
Net cash used in financing activities		(3,287,500)
Net decrease in cash		(2,019)
Cash and cash equivalents, beginning of year		2,411,492
Cash and cash equivalents, end of year	$	2,409,473
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	55,988

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of conducting business primarily as a broker-dealer to offer shares of Dividend Capital Trust Inc. (DCT), a related party. The Company also offers units of limited partnership interest (Dividend Capital Exchange Units or DCX Units), which are intended to be the substantial economic equivalent of a like number of shares of DCT, and shares of Dividend Capital Realty Income Fund (DCRIF) and Dividend Capital Realty Income Allocation Fund (DCRIAF), related parties. The Company also provides marketing services for DCRIF and DCRIAF.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(e) Income Taxes

The Company is treated as a partnership for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which also flows through its pro rata share of its taxable income to the tax returns of the individual partners.

(f) Warrants

The Company classifies warrants held (note 3) as trading securities, which are recorded at their estimated fair value of $5,332. Such amount is included in investments in the accompanying statement of financial condition. Any unrealized holding gains and losses are included in earnings in the accompanying statement of income and member's equity.

(g) Revenue Recognition

Revenue is earned from commissions where the Company is the broker-dealer of record for security transactions and the revenue is earned upon consummation of the sale of the securities. In addition to commissions, the Company earns a dealer manager fee for managing the offering of DCT's common shares and DCX Units and a fee for providing marketing services to DCRIF and DCRIAF. Dealer manager fees are earned upon the consummation of the sale of securities.

(3) Commissions and Fees

The Company has a Dealer Management Agreement with DCT (the DCT Dealer Agreement) to sell shares of the common stock of DCT (the Shares) which includes shares pursuant to DCT's Distribution Reinvestment Plan (DRIP). As consideration for its services, the Company will receive commissions of up to six percent (6%) of the gross proceeds, plus a dealer manager fee of up to two percent (2%) of gross proceeds. The Company will also receive a servicing fee up to one percent (1%) of the undiscounted selling price of the shares issued pursuant to DCT's DRIP. Such servicing fees are included in commissions – related party in the accompanying statement of income and member's equity. All or substantially all of the servicing fees are expected to be re-allowed to participating broker-dealers.

Additionally, the Company has signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the Shares to the public. Under the Selected Agreements, the Company will pay the broker-dealers a commission of up to six percent (6%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from DCT.

Under the terms of the DCT Dealer Agreement, for every twenty-five Shares sold, the Company could receive one warrant to purchase one share of DCT common stock. The warrants are exercisable for five years beginning one year after the effective date of the applicable offering (July 17, 2002 or April 16, 2004), at a price of $12 per share. Offerings subsequent to the offering effective on April 16, 2004 do not include a provision for warrants to be issued to the Company. At the Company's discretion, it can transfer all or a portion of these warrants to the broker-dealers. Effective September 13, 2005, there were 999,947 and 1,199,908 warrants related to the first and second offerings, respectively, issued to the Company. During November 2005, the Company transferred 71,364 and 67,977 warrants related to the first and second offerings, respectively, to a broker-dealer.

The Company has a Dealer Management Agreement with Dividend Capital Operating Partnership LP (DCOP), for which DCT is the general partner, to sell DCX Units. As consideration for its services, the Company will receive commissions of up to five percent (5%) and up to one and a half percent (1.5%) of the Replacement Property Equity Amount for commissions and the dealer manager fee, respectively. All or substantially all of the commissions are expected to be paid to participating broker-dealers.

The Company has an agreement with Dividend Capital Investments LLC (DCI), a related party, to provide marketing services for DCRIF and DCRIAF. As consideration for its services, the Company receives a fee equal to 30% of the monthly asset management fee paid by DCRIF and DCRIAF to DCI.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2005, the Company had regulatory net capital of $742,309, which was $545,376, in excess of its minimum net capital requirement of $196,933. In addition, at December 31, 2005, the aggregate indebtedness to net capital ratio was 4.0 to 1.

(5) Related-Party Transactions

The Company has an agreement with a related party, which requires the Company to pay allocated expenses from the related party including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (K). Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2005

Net capital:		
Member's equity	$	1,000,414
Less nonallowable assets:		
Property and equipment, net		20,656
Accounts receivable		222,058
Other assets		15,391
Net capital		742,309
Minimum required net capital (greater of 6 2/3% of aggregate indebtedness or $5,000)		196,933
Capital in excess of minimum requirements	$	545,376

The computation of net capital in conjunction with Form X-17A-5 as of December 31, 2005, as filed on January 26, 2006, differs from the computation under Rule 15c3-3-1, as calculated above, as follows:

		Per Form X-17-A-5	Adjustments	Per computation above
Member's equity	$	1,075,224	(74,810)	1,000,414
Property and equipment, net		(20,656)	—	(20,656)
Accounts receivable		(222,058)	—	(222,058)
Other assets		(15,391)	—	(15,391)
		817,119	(74,810)	742,309
Net capital requirement		201,450	(4,517)	196,933
Capital in excess of minimum requirements	$	615,669	(70,293)	545,376

See accompanying independent auditors' report.

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15e3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in their normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 1, 2006